

Mail Stop 3720

September 17, 2009

Mr. Jerome S. Flum
Chief Executive Officer
Creditriskmonitor.com, Inc.
704 Executive Boulevard, Suite A
Valley Cottage, NY 10989

> **Re: Creditriskmonitor.com, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 23, 2009**
> **File No. 001-08601**

Dear Mr. Flum:

We have reviewed your response dated September 16, 2009 and have the following comments. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation

We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations, page 12

1. We note your response to comment one from our letter dated September 1, 2009. Please explain in greater detail how disclosing any change in the number of your subscribers for the periods being presented as a percentage of your total number of subscribers would cause you competitive harm.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely

/s
Larry Spirgel
Assistant Director